Exhibit 12.1

Catamaran Corporation
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$507,908	$402,142	$190,337	$138,294	$97,556
Less non-controlling interest (1)	(58,780)	(36,569)	(4,363)	—	—
Add fixed charges:
Interest expense (2)	55,468	39,116	25,847	1,904	1,362
Interest portion of consolidated rent expense (3)	11,990	11,766	5,715	2,140	1,896
Adjusted earnings	$516,586	$416,455	$217,536	$142,338	$100,814
Fixed charges:
Interest expense	$55,468	$39,116	$25,847	$1,904	$1,362
Interest portion of consolidated rent expense	11,990	11,766	5,715	2,140	1,896
Total fixed charges	$67,458	$50,882	$31,562	$4,044	$3,258

Ratio of earnings to fixed charges	7.66	8.18	6.89	35.20	30.94

(1) Non-controlling interest is not included in earnings contributed to the Company

(2) Interest expense on income tax contingencies is not included in fixed charges

(3) One third of rental expenses was used to represent the interest factor of rental expenses